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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


Name of foreign utility company:    EVER POWER IPP CO., LTD.

Name of filing company:             MARUBENI MS POWER, INC.


Item 1

         Name of entity claiming foreign utility company status:

                                    EVER POWER IPP CO., LTD.

         Address:                   10F-6, 60-8, SEC. 2,
                                    TAICHUNG KANG ROAD,
                                    TAICHUNG, TAIWAN, R.O.C.


         Description of facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                                    A 900 MW POWER GENERATING FACILITY LOCATED
                                    AT 199, BIN-HAI ROAD, SEC. 1, LU-CHU HSIANG,
                                    TAOYUAN HSIEN, TAIWAN.





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         If known, names of each person that holds 5% or more of any class of voting securities in Ever Power, and the amount and nature of the interest:

                           MARUBENI MS POWER, INC. - 21.84% OF COMMON STOCK OF
                                                     EVER POWER IPP CO., LTD.

                           MARUBENI TAIWAN CO., LTD. - 2.43% OF COMMON STOCK OF
                                                       EVER POWER IPP CO., LTD.

                           THERE ARE FOUR OTHER SHAREHOLDERS THAT OWN
                           RESPECTIVELY 5% OR MORE OF THE COMMON STOCK EVER POWER IPP CO., LTD. THREE OF THESE SHAREHOLDERS ARE TAIWANESE COMPANIES WITH THEIR HOME OFFICE IN TAIWAN, AND ONE IS A TAIWANESE SUBSIDIARY OF A COMPANY WHOSE HOME OFFICE IS IN SINGAPORE.

Item 2

         Name of any domestic associate public-utility company:

                           NOT APPLICABLE.

         Name of holding company:

                           NOT APPLICABLE.

         Purchase price:

                           NOT APPLICABLE.

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


 Date:      DECEMBER 11, 2001                 EVER POWER IPP CO., LTD.
          ---------------------------------

                                              By:     Marubeni MS Power, Inc.


                                              By:        YOSHIHIRO MEGATA
                                                        ------------------------
                                                       Name:    Yoshihiro Megata
                                                       Title:   Secretary




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                                    Exhibit A

NOT APPLICABLE.